Exhibit 99.1

For Immediate Release

Bell announces offering of MTN Debentures

MONTRÉAL, September 5, 2013 – Bell Canada (Bell) today announced the public offering of Cdn $1 billion of MTN Debentures in two series pursuant to its medium term notes (MTN) program.

The $400 million 3.50% MTN Debentures, Series M-28, will be dated September 10, 2013, will mature on September 10, 2018, and will be issued at a price of Cdn $99.941 per $100 principal amount for a yield to the investor of 3.513% per annum compounded semi-annually. The $600 million 4.70% MTN Debentures, Series M-29, will be dated September 10, 2013, will mature on September 11, 2023 and will be issued at a price of Cdn $99.897 per $100 principal amount for a yield to the investor of 4.713% per annum compounded semi-annually. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. (TSX, NYSE: BCE)

The net proceeds of this offering will be used by Bell Canada to finance the redemption, on August 9, 2013, of all of Bell Canada’s $1,000,000,000 principal amount of 4.85% Debentures, Series M-20, due June 30, 2014, which was financed on an interim basis by short term borrowings.

The MTN Debentures are being publicly offered in all provinces of Canada and to institutional investors in the United States that qualify for applicable state registration exemptions through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on September 10, 2013.

There shall be no offer, solicitation or sale of securities of Bell in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The MTN Debentures are being issued pursuant to a Short Form Base Shelf Prospectus dated May 17, 2013 and a Prospectus Supplement dated June 12, 2013. Bell will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada and with the SEC in the United States. A copy of the pricing supplement, the accompanying prospectus supplement and the prospectus for the offering may be obtained from the Investor inquiries contact listed below.

About Bell

Bell is Canada’s largest communications company, providing consumers and business customers with leading TV, internet, wireless, home phone and business communications solutions. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk mental health initiative is a national charitable program that promotes Canadian mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of MTN Debentures, the intended use of the net proceeds of such sale and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed offering referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the above-mentioned proposed sale of the MTN Debentures is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of the MTN Debentures will occur, or that it will occur at the expected time indicated in this news release.

Media inquiries:

Jean Charles Robillard

Bell Communications

(514) 870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca